82-51



TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

02 JUN -4 AM 11: 10


02034544

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Richard Simonelli / Erin Newlin
Fax Number:	(212) 656-5071
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Elizabeth McNamara, Corporate Secretarial Department
Date:	June 3, 2002 Time: 17:15 MDT
Number of Pages (including Cover)	four (4)

SUPPL

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL

Re: News Release

The following AMENDED News Release should take the place of news release previously faxed:

"TransCanada Comments on California Power Issues"

Please note: *In the original news release faxed at 16:50 MDT, the first summary point refers to the Federal Regulatory Energy Commission (FERC) and has now been corrected to read the "Federal Energy Regulatory Commission".*

Disposition of Original:

Sent by Courier _____X_____
Sent by Mail: _____
Held on our File: _____

If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara   Phone: (403) 920-7675



TransCanada

In business to deliver ™

NewsRelease

TransCanada Comments on California Power Issues

CALGARY, Alberta – June 3, 2002– (TSX; TRP) (NYSE; TRP) – TransCanada PipeLines Limited today commented on its position regarding some of the recent California power issues.

"We are disappointed that attempts to resolve issues regarding California's energy industry in 2000-2001 continue to target organizations that did not contribute to the state's energy problems," said Hal Kvisle, TransCanada's chief executive officer. "TransCanada continues to be scrutinized as part of a large group consisting of dozens to hundreds of U.S. and Canadian organizations. We will continue to provide full disclosure to our stakeholders and continue to conduct all our business practices legally and in a highly ethical manner."

The following summarizes some of the recent California power issues:

FERC Request Regarding Energy Trading Strategies/Activities in California in 2000-2001

TransCanada was one of approximately 150 organizations recently questioned by the Federal Energy Regulatory Commission (FERC) regarding energy trading strategies/activities in the U.S. portion of the Western Systems Co-ordinating Council (WSCC) for the period 2000-2001. The WSCC's area includes California. "Not only did TransCanada fully cooperate with the FERC's request, but on May 22, we categorically stated under oath that we did not participate in any of the strategies in question," said Mr. Kvisle.

FERC Request on "Wash", "Roundtrip" or "Sell/buyback" Energy Trades in 2000-2001

On May 31, 2002, TransCanada filed its response to the Federal Energy Regulatory Commission (FERC) under oath stating that the company did not conduct any energy trading strategies/activities termed "wash", "roundtrip" or "sell/buyback" in the WSCC.

TransCanada's May 22 and May 31, 2002 responses to the FERC regarding energy trading strategies in 2000-2001 are posted on TransCanada's web site at www.transcanada.com.

California State Attorney-General Allegations

The California Attorney-General's Office has filed a suit with the State superior court alleging TransCanada sold wholesale electricity in 2000 and 2001 into California markets at illegal rates. The complaint further alleges TransCanada failed to file the rates it charged with the FERC as required by the Federal Power Act. The California Attorney-General's Office filed apparently-identical suits against many other U.S. and Canadian companies. To date, TransCanada has not been served with the suit, nor has the suit quantified damages to be claimed from the company. If TransCanada is served with the suit it will vigorously defend its position.

"The California Attorney-General's Office's allegations against the company are completely without foundation," said Hal Kvisle. "On numerous occasions, we directly informed the California Attorney-General's Office that their allegations did not relate to TransCanada. We also made those facts available in public forums, such as filings with the FERC."

The following list summarizes the allegations of the suit and the corresponding facts:

Allegation --The statement alleges TransCanada operated in all California markets, including day-ahead, hour-ahead, real time, and ancillary services, and that it engaged in thousands of electricity transactions in those markets since 1998.
Fact -- TransCanada did not conduct energy transactions in California markets in that period. In fact, one reason TransCanada did not conduct energy transactions was that at the time, the company was not recognized by the California Power Exchange or the California Independent System Operator to conduct energy transactions within the state.

Allegation -- The statement alleges TransCanada charged illegal rates on thousands of occasions resulting in hundreds of millions of dollars profit.
Fact -- TransCanada conducted approximately 175 transactions with the California Department of Water Resources (CDWR) at the California/Oregon border. The total value of the sales to CDWR was approximately US$44 million. This amount represents only approximately 0.16 per cent of the total US$27 billion alleged by the State to have been spent on power in 2000-2001. The CDWR was responsible for buying activities for the State. TransCanada's power sales to the CDWR were to supply power to meet the needs of California citizens at market prevailing prices and were in response to bids issued by the CDWR.

Allegation -- The statement alleges that in 2000-2001 TransCanada failed to file power rates with the FERC on a timely basis.
Fact – TransCanada's power rate filings were timely as required by FERC regulations. The FERC has confirmed the validity of the framework for filing power rates on many recent occasions.

In conclusion, Mr. Kvisle said, "TransCanada has always and will continue to conduct its business in strict accordance with all applicable rules, regulations, laws and ethical business practices."

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:
Glenn Herchak / Kurt Kadatz
(403) 920-7859

Analyst Inquiries:
David Moneta
(403) 920-7917

```
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***   RX REPORT   ***
********************


RECEPTION OK

TX/RX NO              8067
CONNECTION TEL                    403 920 2467
SUBADDRESS
CONNECTION ID
ST. TIME              06/03 18:09
USAGE T               01'29
PGS.                     4
RESULT                OK
```

****
***   RX REPORT   ***
****

02 JUN -4 AM 11: 21



TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Richard Simonelli / Erin Newlin
Fax Number:	(212) 656-5071
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Elizabeth McNamara, Corporate Secretarial Department
Date:	June 3, 2002 Time: 16:50 MDT
Number of Pages (including Cover)	four (4)

Re: News Release

The following News Release is scheduled to cross the wire at 17:05 MDT on June 3, 2002:

"TransCanada Comments on California Power Issues"

Disposition of Original:

Sent by Courier _____X_____
Sent by Mail: _____
Held on our File: _____

If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara   Phone: (403) 920-7675



NewsRelease

TransCanada Comments on California Power Issues

CALGARY, Alberta – June 3, 2002– (TSX; TRP) (NYSE; TRP) – TransCanada PipeLines Limited today commented on its position regarding some of the recent California power issues.

"We are disappointed that attempts to resolve issues regarding California's energy industry in 2000-2001 continue to target organizations that did not contribute to the state's energy problems," said Hal Kvisle, TransCanada's chief executive officer. "TransCanada continues to be scrutinized as part of a large group consisting of dozens to hundreds of U.S. and Canadian organizations. We will continue to provide full disclosure to our stakeholders and continue to conduct all our business practices legally and in a highly ethical manner."

The following summarizes some of the recent California power issues:

FERC Request Regarding Energy Trading Strategies/Activities in California in 2000-2001

TransCanada was one of approximately 150 organizations recently questioned by the Federal Regulatory Energy Commission (FERC) regarding energy trading strategies/activities in the U.S. portion of the Western Systems Co-ordinating Council (WSCC) for the period 2000-2001. The WSCC's area includes California. "Not only did TransCanada fully cooperate with the FERC's request, but on May 22, we categorically stated under oath that we did not participate in any of the strategies in question," said Mr. Kvisle.

FERC Request on "Wash", "Roundtrip" or "Sell/buyback" Energy Trades in 2000-2001

On May 31, 2002, TransCanada filed its response to the Federal Energy Regulatory Commission (FERC) under oath stating that the company did not conduct any energy trading strategies/activities termed "wash", "roundtrip" or "sell/buyback" in the WSCC.

TransCanada's May 22 and May 31, 2002 responses to the FERC regarding energy trading strategies in 2000-2001 are posted on TransCanada's web site at www.transcanada.com.

California State Attorney-General Allegations

The California Attorney-General's Office has filed a suit with the State superior court alleging TransCanada sold wholesale electricity in 2000 and 2001 into California markets at illegal rates. The complaint further alleges TransCanada failed to file the rates it charged with the FERC as required by the Federal Power Act. The California Attorney-General's Office filed apparently-identical suits against many other U.S. and Canadian companies. To date, TransCanada has not been served with the suit, nor has the suit quantified damages to be claimed from the company. If TransCanada is served with the suit it will vigorously defend its position.

"The California Attorney-General's Office's allegations against the company are completely without foundation," said Hal Kvisle. "On numerous occasions, we directly informed the California Attorney-General's Office that their allegations did not relate to TransCanada. We also made those facts available in public forums, such as filings with the FERC."

The following list summarizes the allegations of the suit and the corresponding facts:

Allegation --The Attorney-General's statement (the statement) alleges TransCanada sold wholesale electricity in 2000 and 2001 into California markets.
Fact-- TransCanada made no direct sales into California in that period.

Allegation --The statement alleges TransCanada operated in all California markets, including day-ahead, hour-ahead, real time, and ancillary services, and that it engaged in thousands of electricity transactions in those markets since 1998.
Fact -- TransCanada did not conduct energy transactions in California markets in that period. In fact, one reason TransCanada did not conduct energy transactions was that at the time, the company was not recognized by the California Power Exchange or the California Independent System Operator to conduct energy transactions within the state.

Allegation -- The statement alleges TransCanada charged illegal rates on thousands of occasions resulting in hundreds of millions of dollars profit.
Fact -- TransCanada conducted approximately 175 transactions with the California Department of Water Resources (CDWR) at the California/Oregon border. The total value of the sales to CDWR was approximately US$44 million. This amount represents only approximately 0.16 per cent of the total US$27 billion alleged by the State to have been spent on power in 2000-2001. The CDWR was responsible for buying activities for the State. TransCanada's power sales to the CDWR were to supply power to meet the needs of California citizens at market prevailing prices and were in response to bids issued by the CDWR.

Allegation -- The statement alleges that in 2000-2001 TransCanada failed to file power rates with the FERC on a timely basis.
Fact – TransCanada's power rate filings were timely as required by FERC regulations. The FERC has confirmed the validity of the framework for filing power rates on many recent occasions.

In conclusion, Mr. Kvisle said, "TransCanada has always and will continue to conduct is business in strict accordance with all applicable rules, regulations, laws and ethical business practices."

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:
Glenn Herchak / Kurt Kadatz
(403) 920-7859

Analyst Inquiries:
David Moneta
(403) 920-7917

```
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***   RX REPORT   ***
********************


RECEPTION OK

TX/RX NO                8066
CONNECTION TEL                   403 920 2467
SUBADDRESS
CONNECTION ID
ST. TIME                06/03 17:49
USAGE T                 01'28
PGS.                       4
RESULT                  OK
```

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***   RX REPORT   ***
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